Evergreen Strategic Income Fund

Effective on the close of business on July 11, 2003, the Fund acquired substantially all the assets and assumed certain liabilities of Evergreen Offit Emerging Market Bond Fund in a tax-free exchange for Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $4,059,466. The aggregate net assets of the Fund and Evergreen Offit Emerging Market Bond Fund immediately prior to the acquisition were $404,982,529 and $35,677,970, respectively. The aggregate net assets of the Fund immediately after the acquisition were $440,660,499.

Evergreen U.S. Government Fund

Effective on the close of business on July 11, 2003, the Fund acquired substantially all the assets and assumed certain liabilities of Evergreen Offit U.S. Government Securities Fund in a tax-free exchange for Class I shares of the Fund.

Effective on the close of business on July 11, 2003, the Fund acquired substantially all the assets and assumed certain liabilities of Evergreen Offit Mortgage Securities Fund in a tax-free exchange for Class A and Class I shares of the Fund.

These acquisitions were accomplished by a tax-free exchange of the respective shares of the Fund. The value of net assets acquired, number of shares issued, unrealized appreciation acquired and the aggregate net assets of the Fund immediately after each acquisition were as follows:

Acquired Fund:  Evergreen Offit U.S. Government Securities Fund
Value of Net Assets Acquired: $20,074,892
Number of Shares Issued: 1,957,708 Class I
Unrealized Appreciation: $316,122

Acquired Fund: Evergreen Offit Mortgage Securities Fund
Value of Net Assets Acquired: $20,883,515
Number of Shares Issued: 20,363 Class A
Number of Shares Issued: 2,016,188 Class I

Unrealized Appreciation:  $183,943

The aggregate net assets of the Fund immediately after these acquisitions were $744,329,603.